McGuireWoods LLP 201 North Tryon Street Charlotte, NC 28202 Phone: 704.343.2000 Fax: 704.343.2300 www.mcguirewoods.com

VIA EDGAR

July 1, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: Re:	Christian Windsor Matt McNair Hugh West Paul Cline Park Sterling Corporation Registration Statement on Form S-4 Filed May 9, 2011 File No. 333-174041

Ladies and Gentlemen:

On behalf of Park Sterling Corporation (“Park Sterling”), we hereby submit the responses of Park Sterling and Community Capital Corporation (“Community Capital”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letters from the Division of Corporation Finance dated June 3, 2011 and June 15, 2011 (collectively, the “Comment Letters”) with respect to Park Sterling’s Registration Statement on Form S-4, Registration No. 333-174041  (the “Form S-4”) filed May 9, 2011.  This letter and Park Sterling’s Amendment No. 1 (the “Amendment”) to the Form S-4 are being filed with the Commission electronically via EDGAR. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with a courtesy copy of the Amendment marked to indicate changes from the version of the Form S-4 filed May 9, 2011.

For ease of reference, we have repeated each of the Staff’s comments below, followed by the corresponding response of Park Sterling or Community Capital, as applicable.  All references to page numbers in these responses are to the pages in the marked version of the Amendment, unless otherwise indicated.

Comment Letter dated June 3, 2011

General

1.	Please include updated financial information and current consents for both the registrant and the acquiree in the next amendment.

United States Securities and Exchange Commission
July 1, 2011

Response to Comment 1:

Park Sterling has included unaudited consolidated financial statements of each of Park Sterling and Community Capital as of and for the three months ended March 31, 2011 in the Amendment beginning on pages F-2 and F-58, respectively, in response to the Staff’s comment. In addition, financial disclosures throughout the document have been updated to reflect the quarterly financial results. Also pursuant to the Staff’s comment, Park Sterling has included updated consents from the independent registered public accountants of each of Park Sterling and Community Capital, filed as Exhibits 23.3 and 23.4 to the Amendment, respectively.

2.	Please provide us with copies of any briefing materials the financial advisors provided to the Park Sterling and Community Capital boards of directors.

Response to Comment 2:

The briefing materials prepared by Park Sterling’s and Community Capital’s respective financial advisors for their respective boards of directors at meetings held on March 30, 2011 in connection with the merger are being provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 418 of the Securities Act of 1933, as amended (the “Securities Act”). Counsel has requested that these materials be returned promptly following completion of the Staff’s review thereof and has also requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83.

3.
Please consider providing, prior to the special meeting and through the closing of the merger, a toll-free number, website address or other medium through which Community Capital shareholders can obtain up-to-date information concerning the implied value of the merger consideration, including cash and fractional share values.

Response to Comment 3:

Park Sterling has revised the disclosure on pages 1, 4, 6 and 8 in response to the Staff’s comment to include a toll-free telephone number through which Community Capital shareholders can obtain up-to-date information concerning the implied value of the merger consideration.

4.
It appears that Community Capital shareholders will not elect the type of merger consideration to be received at the same time as the vote on the merger proposal.  Please advise us of your consideration of the applicability of the tender offer rules to the cash election.  Refer to Release No. 34-14699.

Response to Comment 4:

Park Sterling is aware of and has considered the SEC’s views, expressed in Release No. 34-14699 (the “Release”), that certain mergers involving a cash election option might constitute a tender offer for the issuer’s shares. In the Release, the SEC concluded that, while the issue is not free from doubt, it would not require a Williams Act filing in connection with certain mergers involving a cash option feature where the election occurs during the same time period that the shareholders vote on the merger proposal (referred to in the Release as “Situation B”).

United States Securities and Exchange Commission
July 1, 2011

Park Sterling notes that the merger agreement provides that election forms must be mailed to Community Capital shareholders no earlier than 40 days and no later than 20 business days prior to the effective time of the merger, with an election deadline at least 25 calendar days after the date of mailing. Therefore, it is possible that the election deadline could fall after the date of the shareholder vote, depending on the time period elapsing between the special meeting of Community Capital shareholders and the consummation of the merger. However, Park Sterling supplementally advises the Staff that it currently intends for the merger to be consummated as soon as possible after the approval thereof by the Community Capital shareholders. Park Sterling has filed applicable applications for bank regulatory approvals of the merger and currently anticipates that such approvals will be received, and any required waiting periods will have elapsed, prior to the date of Community Capital’s special meeting of shareholders. Accordingly, Park Sterling and Community Capital currently intend to distribute the election form to Community Capital shareholders contemporaneously with the mailing of the proxy materials for the special meeting, such that the election deadline would fall on or about the date of the meeting. Therefore, based on the current expectations of Park Sterling, the election by Community Capital shareholders will occur during the same period that those shareholders vote on the merger proposal, in accordance with the Staff’s “safe harbor” fact pattern in Situation B.

Park Sterling notes that, notwithstanding its current expectations regarding timing of the closing of the merger, and thus the election period, under the terms of the merger agreement, the date of the election may not necessarily be contemporaneous with the date of the shareholder vote, such as in the case of an unexpected delay in receiving regulatory approval for the merger. In such case, the election feature of the merger would not fit the specific fact pattern of Situation B. However, the Staff specifically declined to address in the Release the case where the election period extends beyond the proxy solicitation period, and in a series of no-action letters, the Staff expanded the scope of its position beyond Situation B and permitted the election process to be conducted after the shareholder vote on the related merger without requiring compliance with the tender offer rules. See, e.g., Chemical New York Corporation (available May 4, 1987); Fidelcor, Inc. (available June 27, 1983); Dauphin Deposit Corporation (available February 7, 1983).

Park Sterling does not believe that the election deadline implicates the tender offer rules of the Williams Act and that application of these rules to the Community Capital election process would be unwarranted and produce undesirable results. Once the shareholders of Community Capital have approved the merger, they have decided to give up their rights as a Community Capital shareholder. The subsequent election by the shareholder as to the form of consideration to be received should not be considered a separate offer by Park Sterling for Community Capital shares or a discrete transaction that is somehow separate from the merger. In addition, it would be to the benefit of Community Capital shareholders that they be permitted to make elections subsequent to the Community Capital special meeting in the unlikely event that the consummation of the merger does not occur shortly thereafter. This would permit shareholders to make an election after reflecting on the results of the shareholder vote and their particular circumstances, including tax and liquidity positions, based upon information that is current as of a time closer to the effective date of the merger.

United States Securities and Exchange Commission
July 1, 2011

Moreover, both Park Sterling and Community Capital believe that any concerns of the Williams Act will be addressed. Any concern regarding disclosure to Community Capital shareholders at the time of such delayed election should be met by the continuing disclosure obligations of the parties under the Securities Act. Park Sterling and Community Capital will undertake to use their best efforts to provide a copy of the joint proxy statement/prospectus to Community Capital shareholders who purchase shares after the record date for the special meeting. In addition, Park Sterling and Community Capital will undertake to accompany any later circulation of election forms with a supplement to the joint proxy statement/prospectus under Section 424 of the Securities Act or a prospectus containing changes effected pursuant to a post-effective amendment to the Form S-4, as appropriate, in order to reflect any material changed circumstances from the information contained in the joint proxy statement/prospectus.

5.
We note that Park Sterling conducted a public offering of common stock in August 2010.  Please provide us with an analysis of the information to investors in your public offering, particularly with regards to your increased charge offs in the final quarters of 2010.  In particular, please address how you concluded that shareholders were provided adequate information about the current and future trends with regards to your asset quality.  Please provide the relevant disclosure from your offering documents.

Response to Comment 5:

Park Sterling’s response is set forth in Annex A.

Consideration Payable to Community Capital Shareholders, page 6

6.
Revise this section to clarify that at any share price over $4.95 the value of the stock portion of the compensation is more valuable than the cash portion of the merger consideration.  Consider providing shareholders with a chart or other measure that shows the potential value of the merger consideration at a number of possible values of Park Sterling stock.

Response to Comment 6:

In response to the Staff’s comment, Park Sterling has revised the disclosure on page 6 to include a table showing the implied value of the stock merger consideration payable per share of Community Capital common stock at various market prices of Park Sterling common stock.

Selected Unaudited Pro Forma Financial Data, page 15

7.	Please revise to disclose pro forma capital ratios.

Response to Comment 7:

Park Sterling has included pro forma capital ratios on page 15 in response to the Staff’s comment.

Risk Factors

General

8.	Please update all of the December 31, 2010 financial information disclosed in the risk factors section to reflect the most recently completed quarter.

United States Securities and Exchange Commission
July 1, 2011

Response to Comment 8:

Park Sterling has updated all of the December 31, 2010 financial information in the “Risk Factors” section beginning on page 19 in response to the Staff’s comment.

Because the market price of Park Sterling common stock will fluctuate ..., page 19

9.
It does not appear that Community Capital has “walk away” rights in the event Park Sterling’s common stock falls below a certain price.  To the extent Community Capital does not have such rights, please revise to disclose the minimum amount of merger consideration Community Capital shareholders could receive as a result of the merger.  Please disclose all assumptions upon which you rely.  Provide revised disclosure in the summary as well.

Response to Comment 9:

Because the parties to the merger do not have walk away rights, theoretically the minimum value of the Park Sterling common stock that a Community Capital shareholder who elects stock consideration could receive is zero and, conversely, the maximum value is limitless. Park Sterling respectfully submits to the Staff that disclosure of such a range is not meaningful to shareholders and could in fact be misleading. Park Sterling notes that, as indicated in its response to Comment 6 above, it has included a table on page 6 indicating the potential value of the stock portion of the merger consideration at a range of possible values of Park Sterling common stock. This range was determined based on actual recent fluctuations in the market price of Park Sterling common stock. However, to clarify to the Community Capital shareholders that there is no minimum price of Park Sterling common stock at which Community Capital could terminate the merger agreement, Park Sterling has added disclosure following this table on page 6 and has revised the risk factor (“Because the market price of Park Sterling common stock will fluctuate…”) on page 19 in response to the Staff’s comment.

Park Sterling’s involvement in another merger transaction ..., page 21

10.
We note that Park Sterling’s strategic plan is, in part, to grow through acquisitions of other financial institutions and/or the assets of other financial institutions.  Please confirm that the prospectus will be revised to disclose any material developments relating to Park Sterling’s growth strategy, including, but not limited to, Park Sterling entering into an agreement to acquire other financial institutions and/or the assets of other financial institutions.

Response to Comment 10:

Park Sterling notes the Staff’s comment and confirms that the prospectus will be revised to disclose any material developments relating to its growth strategy, including, but not limited to, entering into a material agreement to acquire other financial institutions and/or the assets of other financial institutions.

Community Capital is Subject to a Written Agreement ..., page 21

11.
Revise this risk factor to explain the potential risks to an investor in the combined company’s shares in the event that Park Sterling is not successful in its request to have the restrictions included in the written agreements lifted for CapitalBank and Community Capital, after the merger.

United States Securities and Exchange Commission
July 1, 2011

Response to Comment 11: Park Sterling has revised this risk factor on page 21 in response to the Staff's comment.

If the merger does not constitute a reorganization ..., page 22

12.
Please tell us how you concluded that this risk factor is appropriate in light of the fact that Park Sterling and Community Capital will receive legal opinions that for U.S. federal income tax purposes the merger will be treated as a reorganization within the meaning of Section 368(a) of the federal income tax code.

Response to Comment 12:

Park Sterling has evaluated the risk factors contained in the joint proxy statement/prospectus and has determined to remove this risk factor.

The merger may distract management of Community Capital and Park Sterling ..., page 22

13.
Please tell us how this risk factor is consistent with the fiduciary duties of the respective management teams.  In particular, please advise the staff if you believe that informing investors of management’s potential distraction would affect your liability for failure to carry out its fiduciary duties.

Response to Comment 13:

Park Sterling has evaluated the risk factors contained in the joint proxy statement/prospectus and has determined to remove this risk factor.

Park Sterling’s estimated allowance for loan losses ..., page 26

14.	Please revise this risk factor to disclose the ratio of allowance for loan losses to total nonperforming loans. We note the disclosure on pages 94-95.

Response to Comment 14:

Park Sterling has revised this risk factor on page 26 in response to the Staff’s comment.

Park Sterling’s net interest income could be negatively affected ..., page 29

15.
Revise this risk factor to discuss, in greater detail, Park Sterling’s exposure to increases or decreases in interest rates, including the impact of your interest rate gap and the results of any sensitivity analysis regarding an increase or decrease of rates upon your capital position and net income.

Response to Comment 15:

United States Securities and Exchange Commission
July 1, 2011

Park Sterling has revised this risk factor on page 30 in response to the Staff’s comment.

Background of the Merger, page 39

16.
Please describe to us in greater detail, with a view towards revised disclosure, the relationship that existed between Community Capital and James C. Cherry, David L. Gaines and Leonard R. Robinett, Jr. prior to their joining Park Sterling.  Please also tell us whether these individuals paid compensation to Park Sterling’s financial advisor prior to their joining Park Sterling.

Response to Comment 16:

Before joining Park Sterling’s management team in August 2010, James C. Cherry, David L. Gaines and Leonard R. Robinett, Jr. spent approximately one year identifying a platform bank interested in augmenting its management team with Messrs. Cherry, Gaines and Robinett and pursuing their vision of building a traditional regional banking franchise across the Carolinas and Virginia. Their goal was to develop a regional-sized multistate banking franchise through acquisitions and organic growth with a consolidated asset size of between $8 billion to $10 billion over the next several years. As part of the partner bank identification process, they met with multiple potential platform banks, including a single introductory meeting with representatives of Community Capital in February 2010. Shortly thereafter, in March and April of 2010, Messrs. Cherry, Gaines and Robinett and Park Sterling finalized a partnering arrangement that officially began effective with the closing of Park Sterling’s public offering of common stock on August 19, 2010 (the “Public Offering”).  None of Messrs. Cherry, Gaines and Robinett had any additional discussions with Community Capital or Howe Barnes regarding Community Capital until after Howe Barnes initiated contact with Park Sterling in August 2010 regarding a potential partnership between Community Capital and Park Sterling (except for a brief telephone call between Mr. Cherry and Mr. Stevens during which Mr. Cherry informed Mr. Stevens that another platform bank had been selected).

The financial advisor working with Messrs. Cherry, Gaines and Robinett in their search for a platform bank ultimately led Park Sterling’s Public Offering and was compensated by Park Sterling in connection therewith. Currently, that financial advisor continues to work with Park Sterling in pursuit of its business strategy. However, none of Messrs. Cherry, Gaines and Robinett paid compensation to the financial advisor prior to joining Park Sterling.

Park Sterling has revised the disclosure on page 39 in response to the Staff’s comment.

17.
We note that two potential acquirers, one of which was Park Sterling, submitted written, nonbinding indications of interest to acquire Community Capital and that the Community Capital board of directors concluded in a meeting on February 18, 2011 that Park Sterling’s proposal was superior.  Please expand the disclosure to discuss what factors the Community Capital board of directors considered in determining that the Park Sterling proposal was superior.  Discuss whether the other potential acquirer offered more or less consideration than Park Sterling and explain what type of consideration was offered (e.g., all cash, all stock, combination of cash and stock, etc.).

United States Securities and Exchange Commission
July 1, 2011

Response to Comment 17:

Community Capital has revised the disclosure on pages 41 to 43 in response to the Staff’s comment.

18.
Please provide us with copies of any materials that were presented by Park Sterling’s executive management to Capital Community at the presentation on February 23, 2011.  To the extent that these materials included projections or other material non-public information, revise the S-4 to disclose the information.

Response to Comment 18:

The materials presented by Park Sterling management to Community Capital on February 23, 2011 did not include projections or other material non-public information. A copy of these materials is being provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act and Rule 418 of the Securities Act. In accordance with such Rules, counsel has requested that these materials be returned promptly following completion of the Staff’s review thereof. Counsel also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83.

Community Capital’s Reasons for the Merger ..., page 41

19.
Please revise to disclose the extent to which Community Capital’s board of directors considered Park Sterling’s recent financial performance in evaluating a potential merger with Park Sterling.  For example, discuss whether and to what extent the board considered Park Sterling’s 2010 net loss, recent increases in nonperforming loans, composition of loan portfolio, etc. and how the board of directors concluded that the merger is in the best interests of Community Capital’s shareholders.

Response to Comment 19:

Community Capital has revised the disclosure on page 43 in response to the Staff’s comment.

20.
Revise this section to clarify whether the board considered the fact that, on a pro forma basis, the implied per share net asset value of the stock consideration received by Community Capital shareholders would be less than the current net asset value of Community Capital stock.

Response to Comment 20:

Community Capital has revised the disclosure on page 42 in response to the Staff’s comment.

21.
Revise this section to clarify whether the board considered the fact that Howe Barnes’ opinion as to the fairness of the merger consideration spoke as of March 30 and that Howe Barnes does not have the obligation to update the opinion in the event that there are material changes to the financial condition or other potential changes to the value of the merger consideration.

Response to Comment 21:

Community Capital has revised the disclosure on page 43 in response to the Staff’s comment.

United States Securities and Exchange Commission
July 1, 2011

Opinion of Financial Advisor to Community Capital ..., page 43

22	Please revise to disclose the qualifications and methods of selection of the financial advisor. Refer to Item 1015(b)(2) and (3) of Regulation M-A.

Response to Comment 22:

Community Capital has revised the disclosure on page 43 in response to the Staff’s comment.

23.
Please revise this section to explain the bases and assumptions used by Howe Barnes in conducting the presented valuation analyses.  For example, please discuss how Howe Barnes determined the potential range of embedded losses in Community Capital’s loan portfolio.  Similarly, please explain how Howe Barnes determined the difference between “strategic” and “financial” buyers in the comparable transaction analysis and the impact of these determinations upon the fairness determination.

Response to Comment 23:

Community Capital has revised the disclosure on pages 43 to 48 in response to the Staff’s comment.

24.	Please revise to disclose all fees payable to Howe Barnes, including the amount that is contingent upon the successful completion of the merger.

Response to Comment 24:

Community Capital has revised the disclosure on page 48 in response to the Staff’s comment.

25.
It appears that Howe Barnes relied on financial projections provided by Community Capital when preparing its analysis.  Please revise the description of Howe Barnes’ analysis to disclose the financial projections used.

Response to Comment 25:

Community Capital supplementally advises the Staff that it did provide certain forward-looking information (the “projections”) to Howe Barnes. However, Howe Barnes has advised Community Capital that it did not, in fact, rely on these projections when preparing its analyses in order to provide its fairness opinion.  Given the unpredictability of the current economic environment and market conditions for community banks, as well as the financial condition of Community Capital, Howe Barnes did not use any analyses, such as a discount cash flow analysis, in formulating its opinion that were based on Community Capital’s financial projections. Therefore, Park Sterling and Community Capital have not included a summary of these projections in the joint proxy statement/prospectus based upon their belief that, on balance, (i) the inclusion of such information could be misleading to many shareholders, without providing any meaningful benefit, and (ii) that disclosure of such information would potentially be detrimental to Community Capital shareholders and/or Park Sterling shareholders since such disclosure would likely cause substantial harm to the competitive position of Community Capital’s business. Community Capital has revised the disclosure on page 45 to clarify that Howe Barnes did not rely on any projections when preparing its analyses in order to provide its fairness opinion.

United States Securities and Exchange Commission
July 1, 2011

Community Capital’s Directors and Officers Have Financial Interests ..., page 49

26.
Please revise to quantify the financial interests of Community Capital’s officers and directors.  To the extent uncertainties exist as to the provision of payments and benefits or the amounts involved, please make a reasonable estimate applicable to the payment or benefit and disclose material assumptions underlying such estimates.  Please also quantify the consideration Community Capital’s officers and directors will receive in exchange for their shares.

Response to Comment 26:

Community Capital has revised the disclosure on pages 50 to 53 in response to the Staff’s comment.

Material U.S. Federal Income-Tax Consequences of the Merger, page 54

27.
Revise this section to clarify that both Park Sterling and Community Capital have received the opinions of counsel and that the discussion in this section is either based upon, or represents, the opinions of counsel.  If the discussion in this section is not based upon the opinions to be filed as exhibits to this registration statement, please disclose the opinion or revenue ruling that represents the basis for this presentation.

Response to Comment 27:

Park Sterling has revised the disclosure on pages 56 to 58 in response to the Staff’s comment.

Proposal No. 2 – Advisory Vote on Golden Parachute Compensation, page 69

28.
Please revise Proposal No. 2 to include the golden parachute compensation to be paid by Park Sterling, or tell us how you determined that these amounts are not subject to an advisory vote.  Refer to Item 402(t)(1) of Regulation S-K.

Response to Comment 28:

Community Capital, as the registrant making the solicitation for a meeting of shareholders to vote on the merger, is required to submit certain golden parachute compensation to an advisory vote pursuant to Section 14A(b) of the Exchange Act and Rule 14a-21(c) thereunder. However, because Community Capital is not the acquiring corporation, the golden parachute compensation payable by Park Sterling (the “Park Sterling Compensation”) is specifically exempt from this vote.  See Exchange Act Rule 14a-21(c), which provides that “[c]onsistent with Section 14A(b) of the Exchange Act (15 U.S.C. 78n-1(b)), any agreements or understandings between an acquiring company and the named executive officers of the registrant, where the registrant is not the acquiring company, are not required to be subject to the separate shareholder advisory vote under this paragraph.”  The adopting release for this rule further clarifies this position:

When a target issuer conducts a proxy or consent solicitation to approve a merger or similar transaction, golden parachute compensation agreements or understandings between the acquiring issuer and the named executive officers of the target issuer are not within the scope of disclosure required by Section 14A(b)(1), and thus a shareholder vote to approve arrangements between the soliciting target issuer’s named executive officers and the acquiring issuer is not required by Exchange Act Section 14A(b)(2). Consequently, consistent with the proposal, Rule 14a-21(c) as adopted requires a shareholder advisory vote only on the golden parachute compensation agreements or understandings for which Section 14A(b)(1) requires disclosure and Section 14A(b)(2) requires a shareholder vote.

United States Securities and Exchange Commission
July 1, 2011

See SEC Release Nos. 33-9178 and 34-63768, at page 83.

Notwithstanding that no Community Capital shareholder advisory vote is required for the golden parachute compensation to be paid by Park Sterling, Item 402(t) requires disclosure of this compensation. Therefore, as required by Instruction 7 of Item 402(t)(2), the Park Sterling Compensation is disclosed in a separate table from the table in which golden parachute compensation payable by Community Capital is disclosed, because the Park Sterling Compensation is not subject to an advisory vote of the shareholders of Community Capital.

Summary of Recent Events, page 82

29.
We note that it is currently Park Sterling’s strategy to acquire regional and community banks in the Carolinas and Virginia and to reach a consolidated asset size of between $8 billion and $10 billion over the next several years.  Please revise to disclose how Park Sterling intends to fund this strategy.  To the extent it is Park Sterling’s current intention to seek additional equity capital to fund, in whole or in part, its growth strategy, please revise the last risk factor on page 32 to clearly indicate that Park Sterling intends to seek additional equity capital in the future for these purposes.  We note the disclosure in that risk factor that “Park Sterling may seek additional equity capital in the future.”

Response to Comment 29:

Park Sterling has revised its disclosure on pages 33 and 84 in response to the Staff’s comment. Park Sterling supplementally advises the Staff that, while it anticipates that, depending on the magnitude of any given acquisition, at some point it most likely would seek additional equity capital in order to fund its growth strategy, it has no plans at this time with respect to any such issuance.

Park Sterling further notes that, as parent of Park Sterling Bank, it filed an application with the U.S. Department of the Treasury (the “Treasury”) to determine its eligibility to participate in the Small Business Lending Fund (“SBLF”).  This application could lead to the issuance of qualifying preferred stock or equivalents.  However, no determination has been made on the part of the Treasury as to Park Sterling’s eligibility, nor on the part of Park Sterling as to its ultimate interest in pursuing SBLF funds.

United States Securities and Exchange Commission
July 1, 2011

Information about Park Sterling

Park Sterling’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

Investment Securities, page 91

30.
Please revise here and in the footnotes to the financial statements to identify your mortgage backed securities (MBS) as being backed by an agency of the US Government or by a private issuer.  To the extent you hold MBS from both types of issuers, please separately disclose your holdings by type of issuers.  For any private issuer MBS you hold, disclose the characteristics of the underlying mortgages.

Response to Comment 30:

Park Sterling has revised the disclosure on page 96, F-10 and F-38 in response to the Staff’s comment.

Loans, page 91

31.	Please revise throughout your document to include the disclosures requirements of Industry Guide 3 (Guide 3) for all periods required by it and, specifically, as they apply to Items III and IV.

Response to Comment 31:

Park Sterling has revised the disclosures in the Management’s Discussion and Analysis (“MD&A”) section beginning on page 84 in response to the Staff’s comment.

32.	Please revise this section or elsewhere, as appropriate to address the following:

●
Provide a detailed discussion of the underwriting policies and procedures you follow in determining the appropriateness of issuing a loan.  Your revisions should provide a chronology of the underwriting policies and procedures used to underwrite the loans held in your portfolio and not merely a discussion of your current policies.

●
Discuss acceptable loan to value ratios, FICO scores, and all other significant criteria you apply in determining whether to underwrite a loan.  In this regard, discuss how your criteria have changed (e.g. loosened or tightened) as you have progressed through the current economic cycle, if applicable.

●
Discuss whether or not you have underwritten any sub-prime loans, including how you define that term; hybrid loans, low documentation or no documentation loans and describe their characteristics and terms, as applicable.  Include qualitative and quantitative information for these loans.

United States Securities and Exchange Commission
July 1, 2011

●
Describe the types of variable rate interest loans that you underwrite and whether or not they are underwritten at the fully indexed rate, clarifying how you capture interest rate risk in determining whether or not to underwrite them.

●	For your acquisition, construction and development loans, describe in detail how you monitor these loans, including the associated projects, and the extent to which they include interest reserves.

●
Regarding your second mortgage loans, please disclose the extent to which you hold the first mortgages and to discuss how, for loans where you do not hold the first mortgage, how you monitor the borrower’s risk of default on the first mortgage.

Response to Comment 32:

Park Sterling has revised the disclosure on pages 97 to 99 in response to the Staff’s comment.

Allowance for Loan Losses, page 93

33.
We note your statement that quantitative reserve component is based on historical loss rates for groups of loans with similar risk characteristics based on your internal risk grades.  This appears to contradict your statement that, because of your limited operating history, historical loss rates associated with each loan risk grade are currently based on the loss experience of comparable institutions.  Please advise and revise to clarify how your loss rates are determined.  If you are relying on loss rates of other institutions, disclose how you obtain them, how you validate them, how they compare to your historical loss rates and how you ensure the underlying loans are similar to yours.  Also, noting that you have over four years of operating history, clarify why you do not believe your historical loss rates are more representative of the credit quality in your portfolio.

Response to Comment 33:

Park Sterling has revised the disclosure on pages 99 to 101 to clarify how its loss rates are determined, in response to the Staff’s comment.

The quantitative reserve component is, as noted by the Staff, based on historical loss rates derived from the loss experience of comparable institutions.  These derived loss rates are, however, mapped to Park Sterling’s internal loan grades.  Management’s disclosure is intended to convey that quantitative reserves are determined based on those internal grade mappings rather than on other characteristics of each loan (i.e., maturity, loan type, collateral, guarantor).

Regarding why the loss experience of comparable institutions is utilized rather than internal data, the Staff correctly notes that Park Sterling Bank commenced operations in October 2006 and therefore has a little over four years of operating history.  However, actual loan loss experience has been, until very recently, limited during that operating history.  Specifically, Park Sterling Bank did not post any net charge-offs during either its first three months of operations ended December 31, 2006 or the twelve months ended December 31, 2007.  Net charge-offs were a modest $374 thousand, or just 0.12% of average loans, for the twelve months ended December 31, 2008 and related to only four incidents of default.  Net charge-offs increased to a still modest $1.4 million, or 0.37% of average loans, for the twelve months ended December 31, 2009, reflecting seven incidents of default.  Therefore, the first thirty-nine months of operation produced just eleven incidents of default totaling $1.8 million.  Management does not believe that this small number of actual defaults is sufficient to inform the calculation of Park Sterling’s quantitative reserve component beyond what is represented in the loss experience of comparable institutions.

United States Securities and Exchange Commission
July 1, 2011

It was not until 2010 that significant losses emerged, totaling $11.9 million, or 3.00% of average loans for the twelve months ended December 31, 2010 and involving 48 incidents of default.  This level of incidents of default has enabled management to begin collecting and evaluating statistically relevant loan migration and internal loan loss data for the purpose of validating and/or incorporating internal loss data into the allowance for loan loss calculation.  Management currently expects to complete this analysis during the second half of 2011. Until such time as management’s analysis is completed, it has been and remains management’s best judgment that relying on the more seasoned portfolio experience of select peer institutions provides the best estimation of potential losses in Park Sterling Bank’s loan portfolio.

Park Sterling also notes that when it commenced operations in 2006, the Federal Deposit Insurance Corporation (“FDIC”) and the North Carolina Office of the Commissioner of Banks (the “N.C. Commissioner”) required Park Sterling Bank, in connection with its charter and deposit insurance approval, to maintain a minimum 1.50% allowance for loan losses to total loans. Management concurrently adopted the aforementioned allowance model based on the loss experience of comparable institutions.  The initial model calculated a range of potential allowance requirements each quarter. By mid-2009, this model had been adjusted to produce a single result to better comply with regulatory guidance.  In each case, the underlying institutions included North Carolina-based banks considered by management to originate similar loans as Park Sterling based both on discussions with the management of these institutions and on Park Sterling’s understanding, as a competitor, of their respective origination activities.  Until mid-2010, these model results were compared to actual quarterly loss history for North Carolina banks for validation purposes, primarily by utilizing quarterly analysis produced by the N.C. Commissioner and regional investment banks. Since that time, Park Sterling primarily utilizes analysis available through its database subscription with SNL Financial LC.

34.
We note that the portfolio trends and portfolio concentrations are two of the most important factors considered in developing the qualitative reserve component.  Please revise to clarify why these characteristics, which are specific to your portfolio, are not captured in the development of your quantitative reserve component.  Specifically, it appears that portfolio trends and concentrations are directly related to historical loss factors.

Response to Comment 34:

Park Sterling recognizes that the two referenced environmental factors, portfolio trends and portfolio concentrations, are clearly important to the development of quantitative reserves. However, management believes that these factors are, in fact, fully captured in that calculation only when current market conditions are fully consistent with those underlying the prior periods utilized to calculate the associated historical losses.

United States Securities and Exchange Commission
July 1, 2011

For example, the portfolio trends factor includes such considerations as the type or level of loan origination activity, changes in asset quality (i.e., past due, special mention, non-performing) and/or changes in collateral values.  To the extent prior period loan portfolio performance does not reflect today’s environmental conditions there will, most likely, be estimation errors in the historical loss rate calculations. Specifically today, residential real estate collateral values are generally considered to be weaker than they have been over the past several years.  As a result, management believes that historical loss estimations based on prior periods most likely understate the probable loss inherent in residential real estate development loans. It is further likely that some passage of time must occur until these more distressed collateral values fully materialize in historical results.  It is management’s best judgment that a qualitative factor focused on portfolio trends is an appropriate approach to addressing this type of estimation error.

Similarly, changes in market conditions can cause the portfolio concentrations factor, whether related to individual borrowers, guarantors, geographic regions, industry sectors, loan types or other considerations, to contribute to estimation errors in historical loss rates. Specifically today, many banks and other lenders are aggressively addressing their residential construction and development related exposures by granting concessions to borrowers and guarantors (e.g., short-sales, elimination of guarantees). Management believes that this action on the part of some lenders, in concert with certain political rhetoric and media coverage, has contributed to a rising unwillingness on the part of some borrowers and guarantors to meet their financial obligations even when they have the ability to do so.  As a result, management does not believe that historical default frequencies, by themselves, accurately reflect current market conditions.  It is management’s best judgment that a qualitative factor focused on portfolio concentrations (in this case construction and development loans) is an appropriate approach to addressing this type of loan-type estimation error.

Accordingly, Park Sterling believes that no disclosure regarding the portfolio trends and portfolio concentrations factors is required in connection with its discussion of its quantitative reserve component.

35.
Regarding your environmental factors, please revise to provide a more detailed discussion of each of the factors identified, why you believe they are significant to the development of your allowance for loan losses, and discuss the effect of each factor on your provision and the allowance.  Also, clarify why they were not identified prior to 2010, as discussed on page 89.

Response to Comment 35:

Park Sterling has revised the disclosure on pages 99 to 101 to provide a more detailed discussion of the environmental factors, in response to the Staff’s comment.

Park Sterling supplementally advises the Staff that, as indicated in the response to Comment 33 above, prior to June 2009, Park Sterling Bank maintained a regulatory-mandated 1.50% allowance for loan losses to total loans that exceeded the allowance requirement suggested by its internal model and which management deemed to be adequate at that time. Park Sterling Bank maintained an allowance for loan losses of $7.4 million at December 31, 2009, the last reporting period prior to 2010, representing over four times the $1.8 million amount of cumulative historical loan losses experienced since commencement of operations in October 2006 and which management deemed to be adequate at that time.

United States Securities and Exchange Commission
July 1, 2011

The specific qualitative risk factors noted above were introduced during the third quarter of 2010 by Park Sterling’s new management team as a refinement to the single factor qualitative approach introduced by Park Sterling in March 2010 and in response to management’s view of increased economic uncertainty. Management believes that the refinements represent a logical progression in the development of Park Sterling’s allowance for loan loss methodology from a regulatory mandated minimum allowance to a more comprehensive policy.  The refinements also represented a logical response to the perceived deterioration in the general economy and real estate environment in Park Sterling’s markets during the latter part of 2010.

36.	We continue to evaluate your disclosures related to the allowance for loan losses. We may have further comments.

Response to Comment 36:

Park Sterling notes the Staff’s comments relating to the allowance for loan losses set forth in Comment 1 of the Staff’s June 15, 2011 Comment Letter. Park Sterling has addressed these comments beginning on page 27 of this letter.

Non-Performing Loans, page 95

37.
Regarding your disclosure that a majority of your non-accrual loans are acquisition, construction and development loans, see our comment above requesting a discussion of the use of interest reserves on these loans and revise to disclose the number and amount of these loans that remain current through the use of interest reserves and the amount of interest reserve income recorded in each period presented.  It may be useful to discuss the specific nature of your larger projects, including anticipated completion dates.

Response to Comment 37:

Park Sterling has revised the disclosure on pages 104 and 105 in response to the Staff’s comment.

38.
Please revise to disclose how you determine the fair value of non-accrual loans.  For your acquisition, construction and development loans, tell us and disclose if your appraisals are based on an “as is” or “as completed” basis and discuss why you think your method is appropriate, citing your ability to dispose of these properties at values that approximate your estimates.

Response to Comment 38:

Park Sterling has revised the disclosure on pages 104 in response to the Staff’s comment.

Information about Community Capital Corporation

Lending Activities, page 103

39.
We note the loan composition table on page 104 identifies commercial, financial and agriculture loans; however, we do not see a discussion of each type of these loans.  Please revise accordingly.  Also, revise to provide a discussion of commercial loans that more clearly delineates the types of these loans you underwrite and to clarify when real property is taken as collateral.

United States Securities and Exchange Commission
July 1, 2011

Response to Comment 39:

Community Capital has revised the disclosure on pages 115 to 117 in response to the Staff’s comment.

40.	See our comment above on the disclosures requirements of Guide 3 and revise to include all periods required.

Response to Comment 40:

Community Capital has revised the disclosure on pages 139 and 140 in response to the Staff’s comment.

Construction and Development Loans, page 104

41.
Please see our comment above issued on Park Sterling’s loans and revise to provide a discussion of the use on interest reserves on these loans, including quantification of amounts recognized in the financial statements, as applicable.

Response to Comment 41:

Community Capital has revised the disclosure on page 116 in response to the Staff’s comment.

Residential Real Estate Loans and Home Equity Loans, page 105

42.	Please revise to quantify the amount of residential real estate loans that are first mortgage loans, second mortgage loans, and home equity loans.

Response to Comment 42:

Community Capital has revised the disclosure on page 117 in response to the Staff’s comment.

43.
Please see our comment issued above on Park Sterling’s loans and revise to provide the same level of disclosures of your underwriting policies and procedures as requested of Park Sterling.  Your current disclosures appear abbreviated.

Response to Comment 43:

Community Capital has revised the disclosure on page 117 in response to the Staff’s comment.

44.
Regarding your second mortgage loans, please disclose the extent to which you hold the first mortgages and discuss how, for these loans where you do not hold the first mortgage, you monitor the borrower’s risk of default on the first mortgage.

Response to Comment 44:

Community Capital has revised the disclosure on page 117 in response to the Staff’s comment.

United States Securities and Exchange Commission
July 1, 2011

Provision and Allowance for Loan Losses, page 113

45.
Regarding your general allowance, we note that you disclose that you apply loss rates based on an eight quarter rolling average; however, on page 114 you disclose loss rates are based on the last four quarters (12 months).  Please advise or revise to clarify this apparent inconsistency.

Response to Comment 45:

Community Capital applies loss rates based on a four-quarter rolling average. Community Capital has revised the disclosure on pages 126, 127, 138 and 139 in response to the Staff’s comment.

46.	We continue to evaluate your disclosures related to the allowance for loan losses. We may have further comments.

Response to Comment 46:

Community Capital notes the Staff’s comments relating to the provision and allowance for loan losses set forth in Comment 4 of the Staff’s June 15, 2011 Comment Letter. Community Capital has addressed these comments beginning on page 32 of this letter.

47.
While we note that you do not believe that the interest income that would have been recognized had non-accrual loans been performing is material, please revise to disclose the amounts for qualitative, informational purposes.

Response to Comment 47:

Community Capital has revised the disclosure on pages 129 and 141 in response to the Staff’s comment.

Non-performing Assets, page 115

48.
Please revise to provide an expanded discussion of the methods you use to determine the fair value of non-performing assets.  For appraisals, discuss how current they are and the nature of any adjustments made to them.

Response to Comment 48:

Community Capital has revised the disclosure on pages 128 and 141 in response to the Staff’s comment.

Investment Securities, page 120

49.
Please revise here and in the footnotes to the financial statements to identify your mortgage backed securities (MBS) as being backed by an agency of the US Government or by a private issuer.  To the extent you hold MBS from both types of issuers, please separately disclose your holdings by type of issuers.  For any private issuer MBS you hold, disclose the characteristics of the underlying mortgages.

United States Securities and Exchange Commission
July 1, 2011

Response to Comment 49:

Community Capital has revised the disclosure on pages 145 and F-88 in response to the Staff’s comment.

Borrowed Funds, page 123

50.
Please revise to provide an expanded discussion of the terms of the debt refinancing made in 2010 and clarify the basis for amortizing the prepayment penalty over the life of the new borrowing.  Direct us to the specific authoritative literature you relied on to support your accounting treatment.

Response to Comment 50:

Community Capital has revised the disclosure on page 148 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 152

51.
Please revise here and elsewhere, as appropriate, to provide a discussion of why Park Sterling believes acquiring Community Capital, an institution that is under regulatory agreements and that has sustained significant losses, for an amount that exceeds fair value, resulting in recorded goodwill of approximately $7 million, will prove beneficial to its shareholders.

Response to Comment 51:

Park Sterling supplementally advises the Staff that management believes that the existence of the Written Agreement, which is disclosed on pages 6, 21 and 119 to 121, among others, is a significant factor in Community Capital’s interest and willingness to seek strategic alternatives, which ultimately resulted in the merger agreement with Park Sterling.  Management has reviewed the regulatory agreement and believes Park Sterling both understands and can meet its assumed duties and responsibilities. Further, on June 28, 2011, Park Sterling filed an application with the FDIC and the N.C. Commissioner for approval to merge CapitalBank with and into Park Sterling Bank, subject to consummation of the merger. Park Sterling anticipates that the Federal Reserve Bank of Richmond and the State of South Carolina Board of Financial Institutions will lift the Written Agreement at such time as the merger of the banks is completed, although currently there are no agreements in effect with respect to any such understanding.

Management believes that the preliminary estimate of approximately $6.9 million in recorded goodwill appropriately reflects the potential contribution of Community Capital to the Park Sterling franchise.  The merger provides a strong business and cultural fit and significantly advances Park Sterling’s objective of building a regional banking franchise in the Carolinas and Virginia.  Community Capital complements Park Sterling’s organic growth initiatives in Charleston and the upstate region of South Carolina by providing an attractive source of core deposits. Further, Community Capital expands Park Sterling’s current product mix by adding attractive wealth management, residential mortgage, retail banking and cash management capabilities.

Park Sterling respectfully submits to the Staff that its disclosures in the section entitled “Park Sterling’s Reasons for the Merger” on pages 49 and 50 adequately conveys its considerations of the negative and positive aspects of the merger in connection with the conclusion of its board of directors that the merger is beneficial to shareholders.

United States Securities and Exchange Commission
July 1, 2011

52.
We note the statement that pro forma information could vary significantly from the actual purchase price allocation at the time the merger is completed.  Please revise to discuss the specific areas and the related estimates that could result in significant differences than those depicted in the pro forma financial statements.  Discuss what factors would cause the significant changes in your estimates.  To the extent different scenarios are possible, consider the need to present multiple sets of pro forma financial statements depicting each possible scenario.

Response to Comment 52:

In response to the Staff’s comment, Park Sterling has revised its disclosure on page 176 to enumerate specific areas where the actual purchase price allocation at the time of completion of the merger could result in differences from the estimates indicated in the pro forma financial information.

Park Sterling has considered the Staff’s comment regarding presentation of multiple sets of pro forma financial statements. In this regard, Park Sterling notes that Article 11 of Regulation S-X of the Commission’s rules and regulations provides that “[i]f the transaction is structured in such a manner that significantly different results may occur, additional pro forma presentations shall be made which give effect to the range of possible results.” Furthermore, the Staff, in its Financial Reporting Manual, suggests that additional presentations might be appropriate, for example, when there are minimum required issuances of securities or offer acceptances, in comparison to maximum issuance or acceptances, or if the range of possible outcomes, in an acquisition where the number of shares to be issued will be determined by formula, such that the total dollar amount of the acquisition is subject to change. Park Sterling respectfully submits that, unlike the examples above, the proposed merger with Community Capital is not structured in a manner such that there could be significantly different results under various scenarios. In the merger, the merger consideration is fixed, at 60% stock and 40% cash. As indicated in the Financial Reporting Manual, Park Sterling has used its most recent stock price at the time of filing the Amendment for determining the value of its stock to be issued.  The additional estimated adjustments have been prepared based on management’s best judgments at this time as to the events that are directly attributable to the merger, expected to having a continuing impact on Park Sterling and factually supported. Management believes that any change in estimated adjustments would result from normal variances in balance sheet amounts and market valuation levels since the time of the merger and accordingly has revised the disclosure on pages 15 and 176 to remove the reference to “significantly.”

Notes to the Unaudited Pro Forma Condensed Combined Financial Information as of December 31, 2010

General

53.
Please revise the footnotes to the financial statements to present each adjustment in a self-balancing format that allows a reader to easily trace the adjustment into the financial statements.  Include all assumptions so that it is clear how each adjustment was calculated.

United States Securities and Exchange Commission
July 1, 2011

Response to Comment 53:

Park Sterling has revised the footnotes to the Unaudited Pro Forma Condensed Combined Financial Information beginning on page 180 in response to the Staff’s comment.

Note 3 – Merger Related Charges, page 155

54.	Please revise to disclose why the period over which merger costs will be recognized is not determinable.

Response to Comment 54:

Park Sterling has revised Note 3 on page 180 in response to the Staff’s comment.

Note 4 – Pro Forma Adjustment

Balance Sheet Adjustments, page 155

55.	Please revise adjustment B to include the disclosures required by ASC 310-30, including how you identified loans with deteriorated credit quality.

Response to Comment 55:

Park Sterling has revised adjustment B on page 181 in response to the Staff’s comment.

Income Statement Adjustments, page 156

56.	Please revise adjustment Q to clarify how it captures the loans referred to in our comment above.

Response to Comment 56:

Park Sterling has revised adjustment Q on page 182 in response to the Staff’s comment.

Financial Statements

Park Sterling Corporation Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

57.
It is not clear to us why the audit report issued by the independent accountants refers to the financials covered by it as those of Park Sterling Corporation.  Because the bank was not acquired until January 1, 2011, it appears the financial statements are strictly those of the bank and should be referred to as such.  The introduction to the financial statements should state, if true, that Park Sterling Corporation was recently formed and did not have substantial operations prior to its acquisition of the bank; therefore, its financial statements are not included in the registration statement.  Please advise or revise as necessary.

United States Securities and Exchange Commission
July 1, 2011

Response to Comment 57:

Park Sterling was formed on October 22, 2010, and its reorganization (referred to as the “reorganization”) as holding company for Park Sterling Bank was effective January 1, 2011. Although prior to January 1, 2011, Park Sterling had no operations other than seeking regulatory approval of the reorganization, it did exist as a separate company as of December 31, 2010. As a result of the reorganization and in accordance with Commission rules and regulations, Park Sterling became the successor issuer for Park Sterling Bank and thus prepared and filed an Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”). In connection with the preparation of the financial statements to be included in the Form 10-K, Park Sterling considered that, substantively, there would be virtually no difference in the financial statements whether they were prepared as financial statements of Park Sterling or financial statements of Park Sterling Bank. Park Sterling also considered that presentation of the financial statements as those of the holding company was consistent with the presentation of financial statements in Commission reports filed by other newly formed holding companies under similar circumstances.  Consistent with the foregoing, Park Sterling prepared financial statements designated as consolidated financial statements of Park Sterling Corporation for inclusion in the Form 10-K (and, consequently, in the Form S-4).

Notwithstanding Park Sterling’s presentation of its financial statements as holding company financial statements rather than bank-only financial statements, Park Sterling believes that it has clearly identified to shareholders and investors, both in its Form 10-K and in the Form S-4, that information for periods prior to January 1, 2011 represent information about Park Sterling Bank on a stand-alone basis. For instance, we note the following disclosures in the Form S-4, which are substantially similar to disclosures in the Form 10-K, as applicable (for the Staff’s ease of reference, page number references are to page numbers in the Amendment, but the applicable disclosures were in the original Form S-4 filing as well):

●
Page 5, in the Summary, under the heading “The Companies – Park Sterling Corporation – Overview”: “Park Sterling acquired all of the outstanding stock of Park Sterling Bank in a statutory share exchange transaction on January 1, 2011. Before that date, Park Sterling conducted no operations other than applying for regulatory approval of the share exchange transaction. Accordingly, the consolidated financial statements, discussions of those financial statements, market data and all other information presented in this Proxy Statement/Prospectus with respect to periods before January 2, 2011 are those of Park Sterling Bank. See ‘Information About Park Sterling Corporation.’”

●
Page 81, under the heading “Information About Park Sterling Corporation – Park Sterling’s Management’s Discussion and Analysis of Financial Condition and Results of Operations – Summary of Recent Events”: “On January 1, 2011, Park Sterling acquired all of the outstanding common stock of Park Sterling Bank, on a one-for-one basis, in a statutory share exchange transaction effected under North Carolina law and in accordance with the terms of an Agreement and Plan of Reorganization and Share Exchange dated October 22, 2010. Prior to the[sic] January 1, 2011, Park Sterling conducted no operations other than obtaining regulatory approval for the Reorganization. The Consolidated Financial Statements of Park Sterling Corporation as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 and the notes thereto (Park Sterling Consolidated Financial Statements) under ‘Financial Statements,’ and the discussion of those financial statements included in this Management’s Discussion and Analysis of Financial Condition and Results of Operations, as well as market data and all other operating information presented herein, are those of Park Sterling Bank on a stand-alone basis.”

United States Securities and Exchange Commission
July 1, 2011

●
Page F-33, Note A to the Park Sterling Consolidated Financial Statements: “Park Sterling Corporation (the ‘Company’) was incorporated in North Carolina on October 6, 2010 to serve as a holding company for Park Sterling Bank (the ‘Bank’). On January 1, 2011, the Company acquired all of the outstanding stock of the Bank in a statutory exchange transaction. Prior to January 1, 2011, the Company conducted no operations other than obtaining regulatory approval for the reorganization. See Note O – Subsequent Events for additional information.”

●
Page F-56, Note O to the Park Sterling Consolidated Financial Statements: “The holding company reorganization was consummated on January 1, 2011. Prior to the holding company reorganization, Park Sterling Corporation conducted no operations other than obtaining regulatory approval for the holding company reorganization.”

For the foregoing reasons, Park Sterling believes that its presentation of financial statements as those of Park Sterling Corporation, and thus the reference to Park Sterling Corporation financial statements in the audit report, is appropriate, and further believes that its disclosures surrounding the substance of the financial information as that of Park Sterling Bank is adequate.

Notes to Consolidated Financial Statements

Note D – Loans, page F-13

58.
Please revise to include all the disclosures requirements of ASC 2010-20.  It appears you currently include some of the requirements outside the financial statements.  Also, please ensure that you have included all the requirements.

Response to Comment 58:

Park Sterling has revised Note D on page F-39 to F-44 in response to the Staff’s comment.

Note H – Income Taxes, page F-19

59.
We note that after minimal operations in 2006 and a negligible amount of income before taxes in 2007, you reversed your entire deferred tax valuation allowance.  Further, after having a small amount of income before taxes in 2008, you have incurred significant losses in each subsequent period.  Based on your disclosures, it is not clear to us why management believes it is more likely than not that your deferred tax assets will be realized.  It appears that management is relying heavily on future expectations that may or may not occur.  As stated in ASC 710-10, forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years.  Please revise to provide an expanded discussion of management’s expectations regarding these assets.  To the extent you continue to believe a valuation allowance is not required at December 31, 2010, please provide us your analysis (including both the positive and negative factors you considered) supporting the realizability of these assets.  Update the analysis through March 31, 2011.

United States Securities and Exchange Commission
July 1, 2011

Response to Comment 59:

As reflected in its consolidated financial statements included in the Form S-4, Park Sterling recorded a net deferred tax asset of $7.4 million at December 31, 2010, which increased to $7.7 million at March 31, 2011. Management believes that this net deferred tax asset appropriately represents temporary differences between the net amount of tax deductions and carryforwards that will be available to Park Sterling in future years compared to that available as of the reporting date. As set forth in Note H – Income Taxes of Park Sterling’s consolidated financial statements included in the Form S-4, the significant components of Park Sterling’s net deferred tax asset at December 31, 2010 and December 31, 2009 are as follows (detailed notes for deferred taxes are not provided on a quarterly basis):

	2010	2009
Deferred tax assets relating to:
Allowance for loan losses	$4,513	$2,546
Stock option expense	869	635
Pre-opening costs and expenses	398	435
Property and equipment	105	9
Unrealized gain on interest rate swap	-	131
Net unrealized security losses	765	-
Net operating loss carryforwards	1,053	-
Other	157	67
Total deferred tax assets	7,860	3,823
Deferred tax liabilities relating to:
Net unrealized security gains	(177)	(765)
Deferred loan costs	(101)	(94)
Prepaid expenses	(119)	(48)
Other	(26)	(20)
Total deferred tax liabilities	(423)	(927)
Net recorded deferred tax asset	$7,437	$2,896

Approximately $4.5 million, or 61%, of the net deferred tax asset at December 31, 2010 relates to Park Sterling’s allowance for loan losses.  This component of the net deferred tax asset represents the timing differences between the recognition of provision expense in Park Sterling’s financial statements and the recognition of actual charge-offs that will naturally reverse over time.  Approximately $1.1 million, or 14%, of the net deferred tax asset relates to net operating loss carryforwards that do not expire until December 31, 2030, leaving nineteen years for recognition.

Under ASC 740, a valuation allowance must be recognized if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax asset will not be realized. All available evidence, both positive and negative, must be considered to determine whether, based on the weight of that evidence, a valuation allowance is needed for some or all of a deferred tax asset. Judgment must be used in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists (a) the more positive evidence is necessary and (b) the more difficult it is to support a conclusion that a valuation allowance is not needed.

United States Securities and Exchange Commission
July 1, 2011

In conducting this analysis with respect to its deferred tax asset, management considered, as negative evidence, the fact that Park Sterling was in a three-year cumulative loss position totaling $12.1 million.  On the other hand, the positive evidence considered by management in this judgment includes:

1.	There is no history of operating loss or tax credit carryforwards expiring unused, and existing carryforwards do not expire until December 31, 2030;
2.	Management expects recent operating losses to reverse in future years as provision expense normalizes and growth initiatives take hold:
3.	Park Sterling has considerable excess capital and liquidity to deploy to generate additional income (see below); and
4.	Park Sterling is successfully executing its stated business strategy of growing both through acquisitions and organic initiatives (see below).

As of December 31, 2010, Park Sterling had total assets of $616.1 million and total shareholders’ equity of $177.1 million.  Based on Park Sterling’s most restrictive capital adequacy requirement, a commitment to maintain a Tier 1 leverage ratio of at least 10.00% for the first three years after the Public Offering, Park Sterling could add an additional $1.2 billion in assets to its balance sheet through acquisitions and organic growth. Even if those incremental assets produce a very modest 1% net interest margin (after funding costs), this balance sheet growth would produce $12 million in incremental annual ordinary income.  Further, Park Sterling held $57.9 million in Federal funds sold at December 31, 2010 that could be invested in more traditional investments. Assuming a modest 2% increase in gross yield (no additional funding costs), that balance sheet redeployment would produce $1.2 million in incremental annual ordinary income.

To date, management of Park Sterling has not taken the balance sheet actions identified above given Park Sterling’s focus on implementing its new growth strategy, which management believes will produce a more attractive lift in future performance.  Progress with merger and acquisition aspect of Park Sterling’s growth initiative is evidenced by the proposed partnership with Community Capital, which management anticipates being accretive to earnings in 2011.  In addition, initiatives to further Park Sterling’s organic growth have been progressing, as evidenced by the hiring of Park Sterling banking teams in three new markets, including Charleston and Greenville, South Carolina and Raleigh, North Carolina, which are expected to begin producing loan growth in the second half of 2011.

While the positive evidence cited is based on future expectations to some degree, management nevertheless believes that its expectations are reasonable in light of its deployable assets and the progression of its strategic growth strategy, and that therefore the positive evidence cited above outweighs the negative evidence. Accordingly, based on this evidence, management has concluded that it is more likely than not (that is, a likelihood of more than 50 percent) that Park Sterling’s deferred tax assets will be realized. As a result, management does not believe that a valuation allowance is warranted as of December 31, 2010 and March 31, 2011.

Community Capital Corporation Financial Statements

Notes to Consolidated Financial Statements

Note 4 – Loans Receivable, page F-42

United States Securities and Exchange Commission
July 1, 2011

60.
Please revise to include all the disclosures requirements of ASC 2010-20.  It appears you currently include some of the requirements outside the financial statements.  Also, please ensure that you have included all the applicable requirements.

Response to Comment 60:

Community Capital has revised Note 4 on page F-92 and F-93 in response to the Staff’s comment.

Fairness Opinion of Howe Barnes, page B-4

61.
Please revise to disclose the basis for Howe Barnes’ view that shareholders cannot rely upon its opinion to support any claims against the financial advisor arising under applicable state law.  Describe any applicable state-law authority regarding the availability of such a potential defense.  In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction.  Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law.  Further disclose that the availability of such a state-law defense to the financial advisor would have no effect on the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws.

Response to Comment 61:

Howe Barnes has revised its fairness opinion on page B-4 in response to the Staff’s comment.

Exhibits

62.	Please file with your next amendment all exhibits that you indicate will be filed by amendment, or tell us when you plan to file them. Note that we may have comments after reviewing these exhibits.

Response to Comment 62:

Park Sterling has filed with the Amendment all exhibits omitted from the initial filing of the Form S-4.

63.	Please revise to reflect that the form of proxy filed as exhibit 99.1 is a “preliminary” copy. Refer to Exchange Act Rule 14a-6(e)(1).

Response to Comment 63:

Park Sterling has revised the Exhibit Index on page II-4 and Community Capital has revised Exhibit 99.1, which is filed with the Amendment, in response to the Staff’s comment.

United States Securities and Exchange Commission
July 1, 2011

Comment Letter dated June 15, 2011

Information about Park Sterling Corporation

Allowance for Loan Losses, page 93

1.
We note that in 2010 both gross and net charge-offs exceeded the beginning balance of your allowance for loan losses at the beginning of the fiscal year. Please explain how you concluded that the beginning allowance for loan loss balance was appropriate such that it resulted in your taking a provision exceeding $17 million in 2010. As management replenished the allowance for loan losses during the quarters in 2010, discuss what considerations were given to reassessing the appropriateness of the allowance in previously reported periods, the kind of information management used to determine any adjustments made to each subsequent quarter in which excessive charge-offs were taken (on a relative basis) and how and why additional provisions had not been made previously. Provide us a complete roll-forward of your allowance for losses for each quarter in 2010. Also, incorporate the activity in your allowance for loan losses through March 31, 2011 into your response. We note that charge-offs in that period approximated 45% of the beginning of the year balance of the allowance for loan losses, which would yield an annualized charge-off rate to the beginning of the year balance of approximately 179%.

Response to Comment 1:

Park Sterling began 2010 with an allowance for loan losses of $7.4 million, which was determined by applying the allowance methodology and model discussed above (see Park Sterling’s response to Comment 33 of the Staff’s June 3, 2011 Comment Letter, above).  This beginning allowance represented 1.86% of Park Sterling’s total loans and 174.6% of non-performing assets, and exceeded Park Sterling’s $1.8 million in cumulative historical losses by over four times.  The median allowance reported by Park Sterling’s full peer group1 at that time was 1.73% of total loans and 43.8% of non-performing assets.  The median allowance reported by our North Carolina peer group2 at that time was 1.92% of total loans and 42.7% of non-performing assets. While Staff correctly points out that Park Sterling ultimately recorded $17.0 million in provision expense during the year, 84% of that expense resulted from management’s incorporation of deteriorating facts and conditions over the last six months into the allowance, as discussed below. Therefore, management believes that Park Sterling began 2010 with an appropriate allowance that was (i) based on consistent application of its allowance methodology, (ii) compared favorably to historical losses and peer group data, and (iii) properly reflected existing facts and conditions.

1  Community banks based in the Carolinas and Virginia with total assets between $400 million and $4.0 billion.
2  Community banks based in North Carolina with total assets between $400 million and $4.0 billion.

United States Securities and Exchange Commission
July 1, 2011

To better understand Park Sterling’s allowance activity during the year, the table below details its asset quality measures by quarter from March 31, 2010 through March 31, 2011:

	March 31,	June 30,	September 30,	December 31,	March 31,
	2010	2010	2010	2010	2011
Gross loans and leases	$394,592	$399,476	$397,757	$399,949	$388,280

90 day past due	$553	$-	$-	$-	$-
% of loans	0.14%	0.00%	0.00%	0.00%	0.00%

Nonaccrual loans	$1,656	$6,534	$10,042	$40,911	$34,027
% of loans	0.42%	1.64%	2.52%	10.23%	8.76%

Net charge-offs	$553	$500	$1,967	$8,963	$5,117
% average loans	0.56%	0.50%	1.97%	8.86%	5.15%

Nonperforming assets	$4,722	$8,890	$16,756	$59,292	$36,790
% of total asseets	1.00%	1.82%	2.65%	9.62%	6.66%

Allowance for loan losses	$8,380	$8,974	$13,150	$12,424	$11,768
% of loans	2.12%	2.25%	3.31%	3.11%	3.03%
% of nonperforming assets	177.47%	100.94%	78.48%	20.95%	31.99%

The table below provides a complete roll-forward of Park Sterling’s allowance for loan losses from March 31, 2010 through March 31, 2011:

	March 31,	June 30,	September 30,	December 31,	March 31,
	2010	2010	2010	2010	2011
	(Dollars in thousands)
Balance, beginning of period	$7,402	$8,380	$8,974	$13,150	$12,424
Provision for loan losses (three months)	1,531	1,094	6,143	8,237	4,462
Charge-offs (three months)	(554)	(502)	(1,986)	(9,000)	(5,581)
Recoveries (three months)	1	2	19	37	463
Net charge-offs (three months)	(553)	(500)	(1,967)	(8,963)	(5,118)

Balance, end of period	$8,380	$8,974	$13,150	$12,424	$11,768

During the first quarter of 2010, Park Sterling’s asset quality showed only modest signs of deterioration.  Nonperforming assets increased by $0.5 million to $4.7 million, and represented just 1.00% of total assets, compared to a median 3.60% for the full peer group and 4.14% for the North Carolina peer group.  There was a single loan past due 90 or more days in the amount of $0.6 million.  Net charge-offs totaled $0.6 million, or an annualized 0.56% of average loans.  Management believes that general market expectations at that time were for stabilizing economic conditions.  The summary comments in the Federal Reserve’s Beige Book published in March 2010 stated that “[r]eports from the twelve Federal Reserve Districts indicated that economic conditions continued to expand since the last report.”  It was also noted that “[m]anufacturing activity strengthened in most regions” and that “[r]esidential real estate markets improved in a number of Districts.” Management responded to Park Sterling’s modest asset deterioration by increasing the allowance to $8.4 million (an implied ratio of provision expense to net charge-offs of 277%), representing 2.12% of loans and 177.5% of nonperforming assets.   Management believed at that time and continues to believe that this allowance was appropriate given existing facts and conditions.

United States Securities and Exchange Commission
July 1, 2011

During the second quarter of 2010, Park Sterling’s asset quality showed some signs of further deterioration.  Nonperforming assets increased by $4.2 million to 1.82% of total assets, which compared favorably to a median 4.03% for the full peer group and 4.65% for the North Carolina peer group.  More positively, there were no loans past due 90 days or more and net charge-offs declined to $0.5 million, or an annualized 0.50% of total loans.  This deterioration was concentrated in a handful of Park Sterling’s weaker residential real estate development loans.  The remaining developers continued to service their loans on agreed terms with cash generated from lot takedowns and/or liquid guarantor support (there were no interest payments from reserves).  Management believes that general market expectations at that time were for a temporary decline in housing activity following the expiration of federal homebuyer tax credits, followed by more stable economic conditions.  Summary comments in the Federal Reserve’s Beige Book published in June 2010 stated that “[e]conomic activity continued to improve since the last report across all twelve Federal Reserve Districts, although many Districts described the pace of growth as “modest.”  The report went on to state that “[r]esidential real estate activity in many Districts was buoyed by the April deadline for the homebuyer tax credit. Commercial real estate remained weak, although some Districts reported an increase in leasing.” Management responded to Park Sterling’s asset deterioration by increasing the allowance to $9.0 million (an implied ratio of provision expense to net charge-offs of 219%), representing 2.25% of loans and 100.9% coverage of nonperforming assets.   Management believed at that time and continues to believe that this allowance was appropriate given existing facts and conditions.

During the third quarter of 2010, a handful of additional residential real estate development loans moved to nonperforming status.  Management began to see some signs of borrowers who were able to service their loans on agreed upon terms but were not willing to do so (referred to as “strategic defaults”).  Management also noted that the extended economic cycle was beginning to impact better quality development loans given continued pressure on both home sales and home prices.  Nonperforming assets increased to $16.8 million, or 2.65% of total assets.  Peer group ratios also continued to deteriorate, with the full peer group median climbing to 4.39% of total assets and the North Carolina peer group median climbing to 5.31%.  Park Sterling continued to have no loans past due for 90 days or more.  Net charge-offs increased to $2.0 million, or an annualized 1.97% of average loans.  Summary comments in the Federal Reserve’s Beige Book published in September 2010 stated that “[r]eports from the twelve Federal Reserve Districts suggested continued growth in national economic activity during the reporting period of mid-July through the end of August, but with widespread signs of a deceleration compared with preceding periods.  Economic growth at a modest pace was the most common characterization of overall conditions.”  Management responded to Park Sterling’s asset deterioration and this more uncertain economic outlook by significantly increasing the allowance to $13.2 million (an implied ratio of provision expense to net charge-offs of 312%), representing 3.31% of total loans and 78.5% of the now higher nonperforming assets.  In comparison, the full peer group median allowance represented 1.98% of loans and 34.7% of nonperforming assets at this time, while the North Carolina peer group median allowance represented 2.28% of loans and 31.1% of nonperforming assets. The increase in Park Sterling’s allowance included refinements to the qualitative component of the model (see Parking Sterling’s response to Comment 33 of the Staff’s June 3, 2011 Comment Letter, above) that contributed $1.7 million, or 40%, of the increased reserve level.  Management believed at that time and continues to believe that this allowance was appropriate given existing facts and conditions.

United States Securities and Exchange Commission
July 1, 2011

During the fourth quarter of 2010, management grew to believe that the extended economic cycle was unlikely to materially improve in 2011.  This view contrasted with both management’s previously held perspective and previous general market expectations.  The Federal Reserve’s Beige Book published in December 2010 stated that “[r]eports from the twelve Federal Reserve Districts indicate that the economy continued to improve, on balance, during the reporting period from early/mid-October to mid-November. Economic activity in the Boston, Cleveland, Atlanta, Dallas, and San Francisco Districts increased at a slight to modest pace, while a somewhat stronger pace of economic activity was seen in New York, Richmond, Chicago, Minneapolis, and Kansas City.”  However, it was management’s view that housing markets had not responded as expected following expiration of the federal homebuyer tax credits.  Specifically, housing activity in Charlotte, North Carolina had declined to levels below those from comparable months in 2009, which meant activity levels had fallen below those assumed to have been the trough of this economic cycle.    This decline is evidenced in the chart below.

Charlotte MSA Pending Sales Contracts:

Pending Contract Sources: Helen Adams (MLS)

Please note that while the above chart includes information through March 2011, only data through November 2010 was available as management evaluated its fourth quarter actions.

Management grew to believe that without the long expected economic stabilization, residential development borrowers would be challenged to reduce their loan principal, even if they were able to continue servicing interest payments.  Park Sterling began ordering new appraisals on properties in advance of upcoming annual line renewals, which indicated continued declines in property values.  Based on recent market foreclosure activity and expected additional bulk sales by larger competitors, management also began incorporating deeper valuation discounts into Park Sterling’s analysis of potentially impaired loans.  Given the company’s significant exposure to real estate loans and highly correlated geographic concentration, management determined that it was appropriate to record net charge-offs of $9.0 million, or an annualized 8.86% of average loans, and place approximately $42 million of additional loans on nonperforming status in order to properly position higher risk exposures for principal collection.  These actions led to total nonperforming assets of $59.3, approximately 56% of which remained current on all contractual payments.  As a result, Park Sterling’s nonperforming assets increased to 9.62% of total assets, compared to 5.11% and 6.13% reported by the full peer group and North Carolina peer group, respectively.  Park Sterling’s allowance for loan loss concurrently declined by $0.7 million to $12.4 million, or 3.11% of total loans, due to a shift from model-driven reserves to lower specific reserves on certain exposures.  However, the allowance continued to compare favorably to both the 2.12% median reported by the full peer group and 2.28% median reported by the North Carolina peer group.  Management believed at that time and continues to believe that this allowance was appropriate given the prevailing facts and conditions.

United States Securities and Exchange Commission
July 1, 2011

During the first quarter of 2011, Park Sterling’s nonperforming assets declined by 38.0% to $36.8 million, or 6.66% of total assets, as management pursued repayment and/or exit strategies on distressed exposures.  The full peer group also reported a decline in its median to 4.76% of total assets.  However, the North Carolina peer group reported an increase in its median to 6.73% for the quarter.   Park Sterling’s net charge-offs declined to $5.2 million, or an annualized 5.15% of average loans.  The Federal Reserve’s Beige Book report for February 2011 stated “[r]eports from the twelve Federal Reserve Districts indicated that overall economic activity continued to expand at a modest to moderate pace in January and early February.”  The significant decline in Park Sterling’s nonperforming assets led to a decrease in specific reserves held against impaired loans.  As a result, the allowance for loan losses declined by $0.7 million to $11.8 million, or 3.03% of total loans.  This continued to compare favorably to the full peer group median of 2.15% and North Carolina peer group median of 2.32% as of March 31, 2011. Management believed at that time and continues to believe that this allowance was appropriate given the prevailing facts and conditions.

As indicated above, Park Sterling’s reported quarterly allowance for loan losses over the questioned timeframe has consistently, and appropriately, represented management’s best estimate of losses inherent in the portfolio at that time.  The aforementioned changes reported in each quarter were based on emerging facts and conditions at the time.  Management further believes that it demonstrated appropriate transparency and prudence in addressing estimated loss content in the portfolio as conditions deteriorated during the third and fourth quarters of 2010, and believes the asset quality improvements reported during the first quarter of 2011 evidence the appropriateness of actions taken in the prior periods.

Nonperforming Assets, page 95

2.
When responding to our comment above on the appropriateness of your allowance for loan losses, please address the increase in non-accrual loans of 1,422% at December 31, 2010 from December 31, 2009 and the decrease in the allowance for loan losses as a percentage of non-accrual loans of 89% over the same period. Further, clarify how these key performance indicators were considered in determining the appropriateness of the allowance for loan losses at December 31, 2010.

Response to Comment 2:

Please see Park Sterling’s response to Comment 1 of the Staff’s June 15, 2011 Comment Letter, above.

United States Securities and Exchange Commission
July 1, 2011

Information about Community Capital Corporation

Regulatory Considerations, page 106

3.
Please revise to provide an expanded discussion of the actions required by your regulatory agreement discussed on page 106, including a description of the specific matters to be addressed under each area of concern. Also, revise your disclosure to discuss all material actions that management has taken to meet the requirements of the written agreement and provide updated disclosure about any milestones achieved or follow-up actions taken. Revise your disclosure to identify whether management believes that Community Capital is in compliance with the written agreement and/or any follow-up guidance from the Federal Reserve Bank of Richmond and the S.C. Board.

Response to Comment 3:

Community Capital has revised the disclosure on pages 119 to 121 in response to the Staff’s comment.

Provision and Allowance for Loan Losses, page 113

4.
We note that for 2010 and 2009, both gross and net charge-offs exceeded the beginning balance of your allowance for loan losses at the beginning of the fiscal year. Please explain how you concluded that the respective beginning allowance for loan loss balances were appropriate and how that conclusion resulted in you taking provisions exceeding $18 million in 2010 and $32 million in 2009. As management replenished the allowance for loan losses during these periods, discuss what considerations were given to reassessing the appropriateness of the allowance in previously reported periods, the kind of information management used to determine any adjustments made to subsequent quarters following those periods in which excessive charge-offs were taken (on a relative basis) and how and why additional provisions had not been made previously. Provide a roll-forward of the allowance for loan losses by quarter from 2008 through 2010 in your response to supplement your description of the underlying events between periods and include a discussion through the first quarter of 2011 in your response.

Response to Comment 4:

The allowance for loan losses determined at the end of each quarter is based upon Community Capital management’s best estimate of losses inherent in the portfolio at that time.  As referenced in previous sections, CapitalBank’s loan portfolio was heavily concentrated in construction & development and out-of-market CRE participation loans that were extremely sensitive to the declines in the housing market as well as the new more restrictive underwriting guidelines for the secondary mortgage investor market.  When the secondary mortgage loan products were all but eliminated from the market, previously presold condominium developments (most of CapitalBank’s participation loans) had buyers that were unable to close on their condominium sale at the completion of those developments.  This resulted in significant impairments to those loans and classification of those assets.  Write downs in 2009 attributed solely to out-of-market participations were 22% of the total year’s charge offs, or $7.086 million, and CapitalBank was reliant on the lead bank for both management of the collection effort and communication of the status of the collateral valuation.

United States Securities and Exchange Commission
July 1, 2011

In early and mid 2010, CapitalBank made the determination to sell some of its nonperforming loans rather than pursue legal collection efforts. In order to sell these loans, CapitalBank had to adjust fair values below appraised values to liquidation values.  Those sales resulted in more substantial charge-offs than originally anticipated.  Additionally, CapitalBank changed its methodology in December 2009 pursuant to the recommendation of a Federal Reserve exam review pertaining specifically to CapitalBank’s allowance methodology.  CapitalBank adopted a new methodology that took into account a shorter loss history for each of the homogeneous pools and adjusted its additional factors per the recommendation and subsequent exam report.  Additionally almost 27% of that year’s gross losses ($4.777 million) were the result of a single loan to a borrower who had performed until November of that year.

Management has been continually provided portfolio statistics with respect to policy procedures & monitoring, national economic risk data such as housing data, CPI and the price of oil, local economic risk as it relates to unemployment, portfolio risk data such as past dues, non-accruals, criticized and classified assets, loan concentration risk of the CRE portfolio as well as data to support the additional impaired loan risk and A&D risk.  Board CRE limits were reduced in mid-2009 and a strategy was implemented to reduce and/or eliminate speculative CRE loans. During each quarter, management also ordered updated appraisals as required on nonperforming loans. In some instances, new appraisals indicated significantly lower values than the prior appraisals.  This was mostly driven from minimal comparable property transactions or liquidation property transactions.  We believe that these significant declines in appraised values could not have been foreseen nor accounted for in our evaluation of the allowance for loan losses.

Management continually used the most current and available information at the time for making decisions on each quarter's allowance and used its best judgment by continually adjusting and adding additional factors to offset previous quarters' charge-offs.

The following is a year-to-date cumulative roll-forward of the allowance for loan losses for each quarter from December 31, 2008 through March 31, 2011.

	31-Mar-11	31-Dec-10	30-Sep-10	30-Jun-10	31-Mar-10	31-Dec-09	30-Sep-09	30-Jun-09	31-Mar-09	31-Dec-08
Balance of allowance for loan losses at beginning of period	$17,165	$14,160	$14,160	$14,160	$14,160	$13,617	$13,617	$13,617	$13,617	$6,759
Loan Losses:
Commercial and industrial	20	493	35	35	35	312	278	133	89	122
Real estate - construction	28	327	327	310	196	2,676	254	212	43	65
Real estate - mortgage	2,651	14,911	7,080	4,401	1,673	29,239	6,935	6,218	3,647	2,291
Consumer	5	36	26	24	14	83	36	27	8	96
Total loan losses	2,704	15,767	7,468	4,770	1,918	32,310	7,503	6,590	3,787	2,574
Recoveries of previous loan losses:
Commercial and industrial	11	1	1	1	0	3	1	1	0	1
Real estate - construction	0	218	218	139	134	0	0	0	0	8
Real estate - mortgage	35	178	38	36	34	28	12	11	2	101
Consumer	5	25	14	11	8	22	16	12	10	22
Total recoveries	51	422	271	187	176	53	29	24	12	132
Net Loan Losses	2,653	15,345	7,197	4,583	1,742	32,257	7,474	6,566	3,775	2,442
Provision for loan losses	600	18,350	6,350	3,600	1,600	32,800	31,800	7,800	2,000	9,300
Balance of allowance for loan losses at end of period	$15,112	$17,165	$13,313	$13,177	$14,018	$14,160	$37,943	$14,851	$11,842	$13,617

The total provision expense for the three months ended March 31, 2011 was $600,000, compared to $1.6 million for the three months ended March 31, 2010.  The allowance for loan losses was 3.25% of total loans at March 31, 2011 compared to 2.55% at March 31, 2010.  Based on present information and an ongoing evaluation, management considers the allowance for loan losses to be adequate to meet presently known and inherent losses in the loan portfolio.

United States Securities and Exchange Commission
July 1, 2011

*  *  *

Park Sterling and Community Capital believe the foregoing is responsive to the comments and questions raised by the Staff in the Comment Letters.  If you have further questions or require additional clarifying information, please call David Gaines, Chief Financial Officer of Park Sterling, at (704) 323-4302 or the undersigned at (704) 343-2174.

Very truly yours,

/s/ P. Christian Scheurer

P. Christian Scheurer

cc:           James C. Cherry
David L. Gaines
Anne T. Kelly
Nikki Lee

United States Securities and Exchange Commission
July 1, 2011

Annex A

Response to Comment 5

As noted in the Staff’s comment, Park Sterling Bank conducted a Public Offering of common stock, which was completed on August 19, 2010. Management believes that the general view at the time of the Public Offering was for improved stability in the U.S. economy over the second half of 2010.  Growth was expected to be modest, and certain leading economic indicators remained uneven.  However, the outlook did not presume the sharp decline in housing prices and sales activity that materialized during the third and fourth quarters (see Park Sterling’s response to Comment 1 of the Staff’s June 15, 2011 Comment letter for additional information). Accordingly, there was no known material downward trend in asset quality to be disclosed to investors at the time of the Public Offering. In reality, moving into the latter half of 2010, the real estate markets in and around Charlotte, North Carolina unexpectedly trended downward, and as disclosed in Park Sterling’s quarterly and annual reports since the Public Offering, the charge-offs recorded by Park Sterling subsequent to the Public Offering reflect a change in these market conditions, regarding both (i) the extended duration of the economic downturn in the bank’s operating markets, as evidenced by the unexpected continued decline in housing values and sales activity over the last half of 2010; and (ii) shifting borrower capacity and willingness to meet their contractual obligations, as evidenced by the increase in “strategic defaults,” as described in Park Sterling’s response to Comment 1 of the Staff’s June 15, 2011 Comment letter.

The offering circular for the Public Offering provided historical financial statements and related MD&A disclosures as of and for the three months ended March 31, 2010 and as of and for the year ended December 31, 2009. In addition, the offering circular included an appropriate “Recent Developments” section disclosing the latest available quarterly information, as of and for the quarter ended June 30, 2010. This information included the following detailed breakdown of Park Sterling Bank’s loan portfolio and credit quality as of June 30, 2010:

Loans

During the three months ended June 30, 2010, gross loans increased by $4.9 million to $399.4 million. As of June 30, 2010, construction and development loans totaled $115.1 million, representing 28.8% of total loans, compared to $120.2 million at March 31, 2010. Commercial real estate loans were $132.3 million as of June 30, 2010, versus $129.9 million at March 31, 2010. The table set forth below provides additional information regarding our loan portfolio as of June 30, 2010.

Category	Balance	% of Loans
(In Thousands)
Commercial real estate	$132,262	33.1%
Construction and development	115,075	28.8
Home equity lines of credit	56,920	14.3
Commercial and industrial	45,461	11.4
One to four family residential	43,309	10.8
Loan to consumers	6,350	1.6
Total	$399,376	100.0%

United States Securities and Exchange Commission
July 1, 2011

At June 30, 2010, approximately 87.0% of our loan portfolio was secured by real estate. Of our real estate secured portfolio, 76.8% was in our Charlotte market and 23.2% was in our Wilmington market. The average loan size of the real estate secured portfolio was approximately $497,000 and the estimated weighted average loan-to-value was 80%. The table below provides further detail on our real estate secured loans as of June 30, 2010.

	Charlotte	Wilmington	Total
(In Thousands)
1-4 Family HELOC	$48,175	$5,766	$53,942
Office Building/Condominium	28,221	21,816	50,037
1-4 Family Term	23,855	12,301	36,156
Retail	25,330	2,538	27,868
1-4 Family Construction	20,991	5,891	26,882
Land Development	22,460	4,207	26,667
Commercial Lot Loans	17,445	8,168	25,614
Condo/Townhome Unit	12,737	6,019	18,756
Raw/Unimproved Land	15,950	2,435	18,385
Warehouse/Self-Storage	7,820	7,558	15,378
Golf Course	9,297	—	9,297
Restaurant	7,882	323	8,205
Shopping Center/Mall	6,738	478	7,216
Healthcare	6,798	—	6,798
Consumer Lot Loans	1,912	1,324	3,236
Industrial/Manufacturing	2,629	568	3,197
Other Improved Commercial RE	2,885	—	2,885
Educational (for profit)	1,940	—	1,940
Other Recreational Facilities	1,183	632	1,815
Church	1,279	—	1,279
Multi-Family	580	380	960
Hotel/Motel	507	—	507
Farmland with Structures	120	—	120
Total	$266,734	$80,406	$347,140

Credit Quality

Non-performing assets totaled $7.1 million at June 30, 2010, compared to $5.3 million at March 31, 2010. The following table provides additional information regarding our asset quality at June 30, 2010 and March 31, 2010.

	At June 30, 2010	At March 31, 2010
(Dollars in Thousands)
Non-accrual loans	$6,534	$1,656
Past due 90 days or more	—	553
Other real estate	534	3,066
Total non-performing assets	$7,068	$5,276
Non-performing assets to total assets	1.45%	1.11%
Allowance for loan losses to non-accrual loans	137.35	505.87

In addition, loans past due 30 to 89 days declined to $2.1 million as of June 30, 2010 from $6.8 million at March 31, 2010. The table below presents the composition of our non-performing assets and past due loans by loan type as of June 30, 2010.

United States Securities and Exchange Commission
July 1, 2011

	30-89 Days Past Due	90+ Days Past due	Nonaccrual	OREO
(In Thousands)
Construction and Development	$960	—	$3,335	$0
Commercial Real Estate	0	—	1,266	0
1-4 Family	982	—	1,933	534
Consumer	0	—	0	0
Commercial and Industrial	178	—	0	0
Total	$2,120	—	$6,534	$534

The provision for loan losses was $1.1 million for the second quarter of 2010, compared to $419,000 for the second quarter of 2009. This increase resulted from $500,000 in net charge-offs during the second quarter of 2010 compared to $0 for the same period in 2009. The allowance for loan losses was 2.25% of gross loans as of June 30, 2010, compared to 1.58% as of June 30, 2009.

Furthermore, in the MD&A set forth in the offering circular, Park Sterling provided the following disclosures relative to the allowance for loan losses and asset quality:

●
“If the mix and amount of future charge-off percentages differ significantly from those assumptions used by management in making its determination, the allowance for loan losses and provision for loan losses on the income statement could be materially affected.”

●
“Our allowance for loan losses is maintained at a level considered appropriate in light of the risk inherent in our loan portfolio based on management’s assessment of various factors affecting the loan portfolio, including a review of problem loans, business conditions and loss experience and an overall evaluation of the quality of the underlying collateral. While management believes that it uses the best information available to determine the allowance for loan losses, unforeseen market conditions could result in adjustments to the allowance for loan losses, and net income could be significantly affected, if circumstances differ substantially from the assumptions used in making the final determination.”

●	“The future level of watch loans cannot be predicted, but rather will be determined by several factors, including overall economic conditions in the markets served.”

In addition to the above disclosures, the offering circular appropriately identified a number of risk factors related to current and future trends with regards to asset quality and loan loss reserves, including the following:

●
The current economic environment poses significant challenges for us and could adversely affect our financial condition and results of operations. Although we remain well capitalized and have not suffered from liquidity issues, we are operating in a challenging and uncertain economic environment. Financial institutions continue to be affected by declines in the real estate market and constrained financial markets. We retain direct exposure to the residential and commercial real estate markets, and we could be affected by these events. Continued declines in real estate values, home sales volumes, and financial stress on borrowers as a result of the uncertain economic environment, including job losses, could have an adverse affect on our borrowers, or their clients, which could adversely affect our financial condition and results of operations. In addition, a continued deterioration in local economic conditions in our markets and target markets could drive losses beyond those which are or will be provided for in our allowance for loan losses and result in the following consequences:

United States Securities and Exchange Commission
July 1, 2011

o	increases in loan delinquencies;
o	increases in nonperforming assets and foreclosures;
o	decreases in demand for our products and services, which could adversely affect our liquidity position; and
o	decreases in the value of the collateral securing our loans, especially real estate, which could reduce clients’ borrowing power.

●
Our allowance for loan losses may not be sufficient to cover actual loan losses, which could adversely affect our earnings. We maintain an allowance for loan losses in an attempt to cover loan losses inherent in our loan portfolio. Additional loan losses will likely occur in the future and may occur at a rate greater than we have experienced to date.

The determination of the allowance for loan losses, which represents management’s estimate of probable losses inherent in our credit portfolio, involves a high degree of judgment and complexity. Our policy is to establish reserves for estimated losses on delinquent and other problem loans when it is determined that losses are expected to be incurred on such loans. Management’s determination of the adequacy of the allowance is based on various factors, including an evaluation of the portfolio, past loss experience, current economic conditions, the volume and type of lending conducted by us, composition of the portfolio, the amount of our classified assets, seasoning of the loan portfolio, the status of past due principal and interest payments and other relevant factors. Changes in such estimates may have a significant impact on our financial statements. If our assumptions and judgments prove to be incorrect, our current allowance may not be sufficient and adjustments may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. Federal and state regulators also periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in our allowance for loan losses would have an adverse effect on our results of operations and financial condition.

●
Our concentration in loans secured by real estate, particularly commercial real estate and construction and development, may increase our credit losses. We offer a variety of secured loans, including commercial lines of credit, commercial term loans, real estate, construction, home equity, consumer, and other loans. Many of our loans are secured by real estate (both residential and commercial) in our market areas. Consequently, a decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are more geographically diverse.

In addition to assessing the financial strength and cash flows characteristics of each of our borrowers, we often secure loans with real estate used as collateral. At March 31, 2010, approximately 87.9% of our loans had real estate as a primary or secondary component of collateral, which includes a significant portion of loans secured by commercial real estate and construction and development collateral. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Loans.” The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected. Over the past year, real estate values in our market areas have declined. Continued declines in real estate values expose us to further deterioration in the value of the collateral for all loans secured by real estate and may adversely affect our results of operations and financial condition.

United States Securities and Exchange Commission
July 1, 2011

Commercial real estate loans are generally viewed as having more risk of default than residential real estate loans, particularly when there is a downturn in the business cycle. They are also typically larger than residential real estate loans and consumer loans and depend on cash flows from the owner’s business or the property to service the debt. Cash flows may be affected significantly by general economic conditions, and a downturn in the local economy or in occupancy rates in the local economy where the property is located, each of which could increase the likelihood of default on the loan. Because our loan portfolio contains a number of commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in our percentage of nonperforming loans. An increase in nonperforming loans could result in a loss of earnings from these loans, an increase in the provision of loan losses, and an increase in charge-offs, all of which could have a material adverse effect on our results of operations and financial condition.

Banking regulators are examining commercial real estate lending activity with heightened scrutiny, and may require banks with higher levels of commercial real estate loans to implement improved underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital levels as a result of commercial real estate lending growth and exposures, which could have a material adverse effect on our results of operations.

●
We maintain a number of large lending relationships, any of which could have a material adverse effect on our results of operations if our borrowers were not to perform according to the terms of these loans. We maintain a number of large lending relationships. Our ten largest lending relationships at March 31, 2010, range from $5.3 million to $6.7 million and averaged $6.1 million. The deterioration of one or more of these loans could result in a significant increase in our nonperforming loans and our provision for loan losses, which would negatively impact our results of operations.

As indicated above, Park Sterling included in its offering circular appropriate historical information about its asset quality as well as cautionary language advising prospective investors of potential risks associated with its asset quality, provision and allowance for loan losses. Park Sterling believes that these types of disclosures appropriately informed investors of the potential for future declines in asset quality and that the changes in the market conditions, which were not anticipated at the time of the Public Offering, were exactly the types of events and conditions that the cautionary language contained in the offering circular, and identified above, was intended to address.